BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA


03050615

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Ns. Rif.

Direzione di Gruppo
Affari Societari GFM/fg

Data

May 15th , 2003

SUPPL

03 MAY 19 AM 7:21

File N.°: 82 - 4855

Oggetto: **Group 1st Quarter Report at 31 March 2003**

Herewith enclosed, we send you the press release, both italian version and english translation, concerning the Bipielle Group 1st Quarter Report at 03-31-2003.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Best Regards,

BANCA POPOLARE DI LODI



Attachments (2):
1) Original version of press release;
2) English Translation.



Comunicato stampa - Lodi, 14 maggio 2003

Relazione Trimestrale Consolidata al 31 marzo 2003

Confermato il trend positivo

- **utile attività ordinarie** - Euro 79 mln. **(+ 84%)**
- **utile netto** - Euro 20 mln. **(+23%)**

- **Cost-Income di Gruppo al 56% - Cost Income individuale al 48%**
- **margine d'interesse** - Euro 223 mln. **(+8%)**
- **margine d'intermediazione** - Euro 349 mln. **(+11%)**
- **impieghi verso clientela** - Euro 22.990 mln. **(+7%)**
- **raccolta diretta** - Euro 25.730 mln. **(+7%)**

Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato nella seduta di oggi i risultati del primo trimestre 2003, chiusosi con un **utile netto consolidato** di circa **20 milioni** di euro, con un incremento del 22,71% rispetto al primo trimestre 2002.
Il Gruppo Bipielle registra ancora una volta il positivo andamento dell'attività bancaria tradizionale grazie all'eccellente apporto della rete di vendita. Il primo trimestre 2003, caratterizzato da un'attenta politica di contenimento dei costi e da un efficace presidio del rischio di credito evidenzia infatti un costante miglioramento operativo e reddituale grazie all'efficacia dei processi di integrazione delle società entrate nel perimetro di consolidamento del Gruppo e agli effetti del piano di ristrutturazione e di riorganizzazione societaria che lo scorso anno ha interessato sia le banche-reti, confluite sotto il controllo di Bipielle Retail, sia le società prodotto controllate da Bipielle Investimenti.

A livello consolidato, le principali voci del conto economico mostrano, su base omogenea rispetto al 31 marzo 2002, un significativo trend di sviluppo a partire dal **margine d'interesse**, che registra un incremento del 7,75% attestandosi a 223,5 milioni di euro. Il **margine da servizi,** pur in presenza dell'andamento negativo dei mercati finanziari, si attesta a 125,9 milioni di euro con una crescita del 16,54% rispetto al 31 marzo 2002, mentre il **margine d'intermediazione** raggiunge 349,5 milioni di euro facendo segnare un miglioramento del 10,76%. La crescita dei margini è accompagnata da un sensibile miglioramento della qualità dei ricavi con il rapporto tra margine da servizi e margine d'intermediazione in crescita di 2 punti percentuali (dal 34% al 36%).
Il **risultato di gestione**, con 153,1 milioni di euro, segna un incremento del 23,72%, ed è caratterizzato dal **contenimento dei costi operativi**, che salgono solo del 2,40%, e delle **spese per il personale** che si mantengono sugli stessi livelli del primo trimestre 2002 (+0,49%).
Il miglioramento dell'efficienza è confermato anche dal **Cost/Income** che registra un sensibile progresso scendendo di quasi 5 punti percentuali (dal 61,10% del 31 dicembre 2002 al 56,20% del 31 marzo 2003).

Il positivo andamento del Gruppo è testimoniato in modo evidente dall'**utile da attività ordinaria** che passa da 42,6 milioni di euro del primo trimestre 2002 agli attuali 78,5 milioni di euro (+84,15%) e, dopo aver spesato circa 18 milioni di euro di ammortamento degli avviamenti rivenienti dalle acquisizioni, contribuisce alla formazione di un **utile netto** pari a circa 20 milioni di euro (+22,71%). Questo eccellente risultato è stato ottenuto **senza alcun apporto di proventi straordinari,** a differenza del primo trimestre dello scorso anno che aveva beneficiato di 19 milioni di euro di componenti straordinarie, e in presenza di un deciso aumento del carico fiscale.

Particolarmente positiva risulta anche l'attività della **Capogruppo** Banca Popolare di Lodi che chiude il primo trimestre 2003 con un **utile da attività ordinarie** pari a 53,5 milioni di euro (+129,71%) e un **utile netto** pari a **31,3 milioni** di euro, con un incremento del **35,20%** rispetto al 31 marzo 2002.

DATI ECONOMICI CONSOLIDATI

Importi in milioni di **Euro**

Dati economici consolidati	31.03.03	31.03.02 PF	Variazione
Margine d'interesse	223,5 Euro	207,5 Euro	+7,75%
Margine di intermediazione	349,5 Euro	315,5 Euro	+10,76%
Spese per il personale	108,2 Euro	107,7 Euro	+0,49%
Risultato di gestione	153,1 Euro	123,7 Euro	+23,72%
Utile attività ordinarie	78,5 Euro	42,6 Euro	+84,15%
Utile netto	19,6 Euro	15,9 Euro	+22,71%

A livello patrimoniale, il **totale attivo** supera i 38 miliardi di euro mantenendosi sugli stessi livelli del primo trimestre 2002.
La **raccolta diretta** da clientela sale a 25.730 milioni di euro con un incremento del 7,23% rispetto al 31 marzo 2002, mentre la **raccolta indiretta** da clientela si attesta a 26.062 milioni di euro, in leggera flessione rispetto ai 26.212 milioni di euro del 31 marzo 2002.
La **massa amministrata** da clientela cresce del 4,22% raggiungendo i 52.731 milioni di euro.
Gli **impieghi verso clientela** hanno raggiunto i 23 miliardi di euro registrando un incremento del 6,91%. La positiva evoluzione dei crediti non modifica il livello di rischiosità medio, che continua a risultare particolarmente limitato. Al 31 marzo 2003, l'incidenza delle sofferenze sul totale dei crediti verso clientela è pari allo 0,49%, contro l'1,82% dell'anno precedente e ben al di sotto della media del sistema.
Il **patrimonio netto**, comprensivo dell'utile di periodo, ammonta a 1.663 milioni di euro e non include ancora gli effetti dell'**aumento di capitale** conclusosi con grande successo a maggio 2003, grazie ad un'adesione del 100%, per un importo complessivo di 791 milioni di euro.

DATI PATRIMONIALI CONSOLIDATI

Importi in milioni di **Euro**

Dati patrimoniali consolidati	31.03.03	31.03.02 PF	Variazione
Crediti verso clientela	22.990 Euro	21.504 Euro	+6,91%
Raccolta diretta	25.730 Euro	23.995 Euro	+7,23 %
Raccolta indiretta	26.062 Euro	26.212 Euro	-0,57%
Massa amministrata da clientela	52.731 Euro	50.597 Euro	+4,22%

Struttura operativa

Nei primi 3 mesi del 2003 la struttura operativa del Gruppo Bipielle ha registrato un ulteriore consolidamento, grazie all'inaugurazione di nuovi sportelli e all'ingresso nel perimetro di consolidamento del Banco di Chiavari e della Riviera Ligure, passando dalle 727 filiali del 31 dicembre 2002 alle attuali 811, mentre il numero dei dipendenti è salito nello stesso periodo da 7.309 unità a 8.007. Il numero dei promotori finanziari, in seguito ai nuovi reclutamenti, ha raggiunto quota 720.

******

Nella seduta odierna il Consiglio di Amministrazione ha provveduto inoltre a rinnovare l'incarico di vicepresidente a Giorgio Olmo e a riconfermare la composizione del Comitato Esecutivo della Banca Popolare di Lodi nelle persone di Giovanni Benevento, Desiderio Zoncada, Giorgio Olmo, Gianpiero Fiorani, Francesco Ferrari, Domenico Lanzoni e Domenico Zucchetti.

Lodi, 14 maggio 2003

Principali eventi del Gruppo Bipielle nel 2003

- **Gennaio 2003**

Gruppo Bipielle sale al 51% della Banca Caripe SpA
Il Gruppo Bipielle, già detentore del 30% del capitale della Banca Caripe SpA, ha formalizzato l'accordo per acquisire dalla Fondazione Caripe un'ulteriore partecipazione pari al 21% del capitale sociale. L'operazione consente quindi al Gruppo Bipielle di salire al 51% del capitale sociale dell'istituto abruzzese che si avvale di una rete di circa 50 filiali distribuite nelle province di Pescara, Chieti, Teramo, L'Aquila ed Ascoli Piceno.

- **Febbraio 2003**

Acquisito il 20% della Cassa di Risparmio di Bolzano
Sottoscritto con la Fondazione Cassa di Risparmio di Bolzano l'accordo finalizzato all'acquisizione da parte del Gruppo Bipielle del 20% del capitale sociale della Cassa di Risparmio di Bolzano, per un investimento complessivo pari a 363 milioni di euro, regolato per il 50% in contanti e per il restante 50% in azioni e obbligazioni del Gruppo Bipielle. L'accordo consente alla Banca Popolare di Lodi di rafforzare ulteriormente la partnership con la Cassa di Risparmio di Bolzano, che già distribuisce i prodotti del Gruppo attraverso la propria rete di vendita composta da 82 filiali.

- **Marzo 2003**

L'Assemblea dei Soci approva un rafforzamento patrimoniale per oltre 2 miliardi di euro
L'Assemblea Straordinaria dei Soci approva un piano di rafforzamento patrimoniale di oltre 2 miliardi di euro per offrire al Gruppo basi solide per continuare a crescere e per consolidare la propria posizione tra i primi 10 poli bancari. L'operazione sarà realizzata attraverso un aumento di capitale riservato in opzione ai soci per un ammontare complessivo di 791 milioni di euro, un aumento di capitale riservato agli investitori istituzionali per un ammontare minimo di oltre 400 milioni di euro e un prestito obbligazionario convertibile da 1 miliardo di euro.

- **Aprile 2003**

Bipielle Retail sale a 91,24% del Banco di Chiavari e della Riviera Ligure
Dopo aver acquisito da Banca Intesa il 69,62% del capitale del Banco di Chiavari e della Riviera Ligure, il Gruppo Bipielle, attraverso la controllata Bipielle Retail, ha lanciato un'Offerta pubblica di Acquisto sul rimanente 30,38% del capitale sociale dell'istituto ligure. L'operazione ha portato Bipielle Retail a detenere il 91,24% del capitale sociale del Banco di Chiavari.

Aumento di capitale in opzione ai Soci: adesioni pari al 100%
L'aumento di capitale offerto in opzione ai portatori di azioni e obbligazioni Banca Popolare di Lodi ha portato alla sottoscrizione di 90.394.950 azioni, pari al 100% dell'offerta, al prezzo unitario di 8,75 euro, per un controvalore complessivo di 791 milioni di euro. Il risultato ottenuto assume ancor più significato in quanto è stato realizzato senza alcun consorzio di garanzia, solo attraverso la rete di vendita del Gruppo Bipielle.

Siglato accordo di partnership con la Banca Popolare di Cremona
Il Consiglio di amministrazione della Banca Popolare di Lodi e della Banca Popolare di Cremona hanno approvato all'unanimità il protocollo di intesa che sancisce i termini dell'alleanza strategica tra i due istituti avviando il processo di inserimento della BPCR nel Gruppo Bipielle.
L'alleanza strategica tra la Banca Popolare di Cremona e la Banca Popolare di Lodi, grazie alle competenze distintive apportate da ciascun *partner*, porterà alla nascita di uno dei più importanti gruppi bancari della Lombardia. L'accordo sottoscritto con l'istituto cremonese consentirà al Gruppo Bipielle di disporre di una rete commerciale di circa 930 filiali, 300 delle quali concentrate in Lombardia.

FILE N.° 82 - 4855

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

Press release - Lodi, 14 May 2003

Group 1st Quarter Report at 31 March 2003

Positive trend confirmed

- **profit from ordinary operations** - Euro 79 mln **(+ 84%)**
- **profit from ordinary operations** - Euro 20 mln **(+23%)**

- **Cost/income ratio of 56.20% - Parent company cost/income ratio of 48%**
- **net interest income** - Euro 223 mln **(+8%)**
- **income from banking activities** - Euro 349 mln **(+11%)**
- **customer loans** - Euro 22,990 mln **(+7%)**
- **direct deposits** - Euro 25,730 mln **(+7%)**

The Board of Directors of Banca Popolare di Lodi, chaired by Giovanni Benevento, met today and approved the results for the 1st quarter of 2002, which closed with a **net profit** of around **20 million** euro, up by **22,71%** versus 1st quarter 2002
The BPL Group's traditional banking activity has once again turned in positive results, thanks to the excellent contribution made by its distribution network. The first quarter of 2003, which featured a careful policy of cost containment and effective monitoring of lending risk, does in fact show a constant improvement in operations and in earnings. This was largely thanks to the efficient way in which the companies joining the Group have been amalgamated, together with the effects of the corporate restructuring and reorganisation plan that last year involved both the network banks, now under the control of Bipielle Retail, and the product companies, which are now under the control of Bipielle Investimenti.

At Group level, the main income statement captions show, on a comparable basis with respect to 31 March 2002, a significant growth trend starting from **net interest income**, which has increased by 7.75% to come in at 223.5 million euro.
Despite the negative trend in financial markets, **income from services** comes to 125.9 million euro, 16.54% up on 31 March 2002, while **income from banking activities** reaches 349.5 million euro, an improvement of 10.76%.
The growth in margins has been accompanied by a considerable improvement in the quality of revenues, as the ratio between income from services and income from banking activities has improved by 2 percentage points (from 34% to 36%).

Operating profit, at 153.1 million euro, is up by 23.72%, reflecting the efforts to contain **administrative expenses**, which rose by 2.40%, and **personnel expenses** which stayed at much the same level as in 1st quarter 2002 (+0.49%).
Greater efficiency is also confirmed by the **cost/income ratio** which shows considerable progress, falling by almost 5 percentage points (from 61.11% at 31 December 2002 to 56.20% at 31 March 2003. The Group's positive performance is also witnessed very clearly by the **profit from ordinary operations** which has gone from 42.6 million euro in 1st quarter 2002 to the present level of 78.4 million euro (+84.15%) and, having charged around 18 million euro of amortisation of the goodwill that arose on the various acquisitions, contributes towards a **net profit** of 19.6 mn di euro, compared with 15.9 mn di euro in 1st quarter 2002 (+22.71%). This excellent result has been obtained despite a sharp rise in the tax burden and a total lack of **non-recurring income,** whereas the 1st quarter of last year benefited from 19 million euro of non-recurring items.

Particularly positive results were also achieved by the **Parent Bank**, Banca Popolare di Lodi, which closed 1st quarter 2003 with a **profit from ordinary operations** of 53.5 million euro (+129.71%) and a **net profit** of **31.3 million** euro, an increase of **35.20%** compared with 31 March 2002.

FILE N.° 82 - 4855

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

CONSOLIDATED INCOME STATEMENT

Amounts in millions of Euro

Consolidated income statement	31.03.03	31.03.02 PF	Change
Net interest income	223.5 Euro	207.5 Euro	+7.75%
Income from banking activities	349.5 Euro	315.5 Euro	+10.76%
Personnel expenses	108,2 Euro	107,7 Euro	+0.49%
Operating profit	153.1 Euro	123.7 Euro	+23.72%
Profit from ordinary operations	78.5 Euro	42.6 Euro	+84.15%
Net profit	19.6 Euro	15.9 Euro	+22.71%

At balance sheet level, **total assets** exceed 38 billion euro, remaining at much the same level as in 1st quarter 2002.
Direct deposits have risen to 25,730 million euro, an increase of 7.23% compared with 31 March 2002, while **indirect deposits** come to 26,062 million euro, slightly down on the figure of 26,212 million euro at 31 March 2002.
Customer funds under administration are 4.22% up to reach 52,731 million euro.
Customer loans total 23 billion euro with an increase of 6.91%. This rise in loans has not affected the average level of risk which continues to be very low. At 31 March 2003, the proportion of net non performoming loans to total customer loans came to 0.49% from 1,82% of the previous year , noticeably below the system average.
Shareholders' equity, including the net profit for the period, amounts to 1,663 million euro and does not yet include the effects of the **increase in share capital** completed successfully in May 2003, thanks to a 100% take-up for a total of 791 million euro.

CONSOLIDATED BALANCE SHEET

Amounts in millions of Euro

Consolidated balance sheet	31.03.03	31.03.02 PF	Change
Customer loans	22,990 Euro	21,504 Euro	+6.91%
Direct deposits	25,730 Euro	23,995 Euro	+7.23 %
Indirect deposits	26,062 Euro	26,212 Euro	-0.57%
Total customer funds under administration	52,731 Euro	50,597 Euro	+4.22%

Operational structure

The operational structure of the Bipielle Group was further strengthened during the first 3 months of 2003, thanks to the opening of new branches and the entry into the scope of consolidation of Banco di Chiavari e della Riviera Ligure. This raised the number of branches from 727 branches at 31 December 2002 to the present level of 811, while the number of employees rose during the same period from 7,309 to 8,007. The number of financial advisors rose to 720 as a result of new recruitment.

******

At today's meeting, the Board of Directors also reappointed Giorgio Olmo as Vice Chairman and redefined the members of the Executive Committee of Banca Popolare di Lodi as follows:Giovanni Benevento, Desiderio Zoncada, Giorgio Olmo, Gianpiero Fiorani, Francesco Ferrari, Domenico Lanzoni and Domenico Zucchetti.

Lodi, 14 May 2003

Main events of the BPL Group in 2003

- **January 2003**

The BPL Group raises its stake in Banca Caripe SpA to 51%
Banca Caripe SpA, formalises an agreement to buy a further 21% of the share capital from the Fondazione Caripe. This deal will allow the BPL Group to raise its stake in the Abruzzo bank to 51%. The latter has a network of around 50 branches in the provinces of Pescara, Chieti, Teramo, L'Aquila and Ascoli Piceno.

- **February 2003**

20% of Cassa di Risparmio di Bolzano acquired
Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano sign an agreement under which the BPL Group acquires 20% of Cassa di Risparmio di Bolzano, for a total investment of 363 million euro, paid 50% in cash and 50% in shares and bonds of the BPL Group. This agreement allows Banca Popolare di Lodi to further strengthen its partnership with Cassa di Risparmio di Bolzano, which already distributes BPL Group products through its own 82 branch sales network.

- **March 2003**

Shareholders' meeting approves an increase in capital of more than 2 billion euro
An extraordinary shareholders' meeting approves a recapitalisation worth more than 2 billion euro to give the Group solid bases to continue growing and to consolidate its position among the top 10 banking hubs. This operation will be carried out by means of a rights issue reserved for shareholders for a total of 791 million euro, an increase in capital reserved for institutional shareholders for a minimum of more than 400 million euro and a convertible bond loan of 1 billion euro.

- **April 2003**

Bipielle Retail stake in Banco di Chiavari e della Riviera Ligure rises to 91.24%
Having acquired 69.62% of Banco di Chiavari e della Riviera Ligure from Banca Intesa, the Bipielle Group launched a takeover bid for the other 30.38% through its subsidiary, Bipielle Retail. As a result, Bipielle Retail now holds 91.24% of Banco di Chiavari.

Rights issue: 100% take-up
The increase in capital offered under option to holders of Banca Popolare di Lodi shares and bonds led to the subscription of 90,394,950 shares (100% of those on offer), at a price of 8.75 euro each, for a total of 791 million euro. This result is even more significant considering that it was achieved without any underwriting syndicate, solely through the efforts of the BPL Group's sales network.

Partnership agreement signed with Banca Popolare di Cremona
The Boards of Directors of Banca Popolare di Lodi and Banca Popolare di Cremona unanimously approved the letter of intent establishing the terms of the strategic alliance between the two banks, initiating the process of amalgamating BPCR with the BPL Group.
Thanks to the distinct skills that each of the partners can offer, the strategic alliance between Banca Popolare di Cremona and Banca Popolare di Lodi will bring about the creation of one of the most important banking groups in Lombardy. The agreement signed with the Cremona bank will give the BPL Group a distribution network of around 930 branches, 300 of them in Lombardy.